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                                                                      Exhibit 99

          Statement Regarding Western State University College of Law


In connection with the Company's acquisition of Argosy Education Group, Inc. ("Argosy") in 2001, the Company sought various approvals from the U.S. Department of Education, state regulatory agencies, and accrediting bodies, including the American Bar Association (the "ABA"), which provisionally accredits Western State University College of Law ("Western State"), owned by Argosy. At the time the agreements relating to that acquisition were executed in July 2001, it appeared that all such approvals would be obtained prior to December 31, 2001. However, in November 2001, the ABA informed Argosy that Argosy's application for approval of the change of ownership of Western State would not be acted upon until some time in 2002. For a variety of business reasons, the Company and Argosy determined to proceed with the closing of the acquisition in late December. At its meeting on February 2-3, 2002, the ABA's Council of the Section of Legal Education and Admissions to the Bar (the "Council") approved the change of ownership of Western State. By letter dated February 13, 2002, the ABA informed EDMC, Argosy and Western State that the Council had issued a censure and was requiring that the censure be stated in published documents in the following language:

     "In February 2002, the Council of the Section of Legal Education and Admissions to the Bar of the American Bar Association issued a public censure of Western State University College of Law, Argosy Education Group, and Education Management Corporation, for their intentional violation of the requirements of Standard 105 of the Standards for Approval of Law Schools and Rules 18 and 19 of the Rules of Procedures for Approval of Law Schools, in that the merger between Argosy, which owned Western State University College of Law, and Education Management Corporation constituted a major change in the organizational structure of Western State University College of Law, and was completed without the prior acquiescence of the Council."

The ABA has indicated to EDMC that this censure is independent from, and will not be relevant to, any action that the ABA's Accreditation Committee or the Council will take in the future regarding the accreditation of Western State. The Company does not believe that the censure will adversely impact Western State, Argosy, or the Company.